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EXHIBIT 4.52

                ADDENDUM NO. 2 TO AGREEMENT DATED OCTOBER 31,1996

REFERENCE is made to that certain letter agreement dated October 31, 1996, as amended by Addendum No. 1 thereto (together, the "Agreement") by and between Monsanto Company ("Monsanto") and The Ricex Company, fka Food Extrusion, Inc. (the "Company"). In consideration of the covenants set forth below, Monsanto and the Company agree that, pursuant to Section 8.04 of the Agreement, the Agreement shall be amended as of October 31, 1999 as follows:

1. Section 1.02 of the Agreement is deleted in its entirety and replaced with the following:

"Section 1.02.

(a) Monsanto shall convert the Note into the number of shares of common stock of the Company determined by dividing $5,000,000 by the lesser of (i) the average of the closing bid prices for the common stock in the over-the-counter market during the period of 30 trading days preceding October 31, 1999 or (ii) $.75; provided, however, if such average of the closing bid prices is less than $.69, the denominator shall be $.69. The conversion shall occur on November 30, 1999. Immediately prior to the conversion, the Company shall deliver to Monsanto an Officer's Certificate setting forth the total number of shares of common stock of the Company then outstanding. Notwithstanding the foregoing, the number of shares of common stock of the Company to be purchased by, Monsanto shall not exceed 19.9% of the shares of the common stock. of the Company outstanding on the conversion date, after giving effect to such conversion. If Monsanto is not able to acquire all of the shares of common stock into which the Note would be convertible under the foregoing formula, the Company shall issue to Monsanto a promissory note, in the form attached hereto as Annex A, in the principal amount equal to the value of the shares which Monsanto did not acquire.

(b) Monsanto shall have registration rights with respect to the shares of Common Stock into which the Note is converted as set forth in the form of registration rights agreement attached hereto as Exhibit E."

IN WITNESS WHEREOF, the parties hereto have executed this Addendum No. 2 to the Agreement dated October 31, 1996 as of the 30th day of November, 1999.

Monsanto Company                       The RiceX Company

By: Jacob Licht                        By Daniel L. McPeak
Its: Director, Business Development    Its: Chairman and Chief Executive Officer